FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Rankin, William G.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    UQM Technologies, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    January, 2001

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Chairman and President

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 - N/A

3.  Transaction Code (Instr. 8)

    Line 1 - N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1- N/A

5.  Amount of Securities Beneficially Owned at End of Month 	(Instr. 3 and 4)

    19,548 Shares.

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    All Holdings are Direct

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option
    Line 3 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $7.13 Per Share
    Line 2 - $7.13 Per Share
    Line 3 - $7.13 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - January 26, 2001
    Line 2 - January 26, 2001
    Line 3 - January 26, 2001

4.  Transaction Code (Instr. 8)

    Line 1 - Code:  A;  V:  Voluntary
    Line 2 - Code:  A;  V:  Voluntary
    Line 3 - Code:  A;  V:  Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

    Line 1 - Granted Call Option on 30,000 Shares of Common Stock
    Line 2 - Granted Call Option on 30,000 Shares of Common Stock
    Line 3 - Granted Call Option on 30,000 Shares of Common Stock

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  January 26, 2002
    Line 1 - Expiration Date:   January 25, 2011
    Line 2 - Date Exercisable:  January 26, 2003
    Line 2 - Expiration Date:   January 25, 2011
    Line 3 - Date Exercisable:  January 26, 2004
    Line 3 - Expiration Date:   January 25, 2011

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title:  Common Stock; Amount:  30,000 Shares
    Line 2 - Title:  Common Stock; Amount:  30,000 Shares
    Line 3 - Title:  Common Stock; Amount:  30,000 Shares

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A
    Line 2 - N/A
    Line 3 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Call Options on 903,995 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    903,995 Shares Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

Explanation of Responses: N/A
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/William G. Rankin                             February 1, 2001
**Signature of Reporting Person                         Date